Filed by Steadfast Apartment REIT, Inc.
pursuant to Rule 425 under the Securities Act of 1933,
as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: Steadfast Apartment REIT, Inc.
Commission File No.: 333-258871

On October 1, the following communication was provided to broker dealers and financial advisors of stockholders of Steadfast Apartment REIT, Inc.

Proxy Materials Now Available:
Proposed STAR/IRT Merger

Note: This is an operational email pertaining to a product in which one or more of your clients has invested.

Dear Valued Partner:

As you know, Steadfast Apartment REIT, Inc. (“STAR”) previously announced that it has entered into a merger agreement with Independence Realty Trust, Inc. (NYSE: IRT) pursuant to which STAR will merge into IRT with IRT surviving as the continuing public company. We wanted to let you know that we are in the process of mailing STAR investors the proxy statement/prospectus, which contains information regarding the transaction, along with instructions on how stockholders can vote on the transaction leading up to the Special Meeting of Stockholders on December 13, 2021.

The STAR Board of Directors believes this is a very favorable transaction to STAR stockholders and recommends a vote in favor of the merger and additional proposals. We urge stockholders to complete, sign, date and mail their proxy cards or use the Internet as described in the voting instructions to vote.

We believe the combination of IRT and STAR will create a stronger and more competitive operating platform through the integration of best practices from both companies.

We have provided answers below to many of your anticipated questions about the merger, but if you have any additional questions, please feel free to contact Investor Relations at investorrelations@steadfastreit.com.

Q. When will stockholders receive their proxy materials?

•The proxy materials are being mailed to STAR stockholders of record at the close of business on September 27, 2021, on or about October 4, 2021.
•Please find a link to the proxy statement, https://www.sec.gov/Archives/edgar/data/1585219/000119312521286812/d183700ddefm14a.htm.

Q. Can I see a sample of what the proxy card looks like?

•Here is a sample proxy card: https://f.hubspotusercontent40.net/hubfs/8137544/Steadfast-Apartment-REIT-Proxy-Card.pdf The proxy card(s) your clients receive will have a control number specific to each account.
•Stockholders may authorize their proxy by telephone, Internet, mail or in person (virtually) by following the instructions detailed in the proxy materials.

Q. What happens if my clients say they didn’t receive the proxy materials?

•Mediant Communications is handling the proxy solicitation.
•STAR clients should call Mediant Communications at (844) 391-3598 with inquiries regarding proxy materials

Q. When is the stockholder vote?

•STAR will have a special meeting of stockholders scheduled for December 13, 2021, where stockholders will be asked to approve the merger proposal.
•At the closing of the merger, STAR stockholders will become IRT stockholders.

Q. What will stockholders receive when the merger is completed?

•The proposed merger is a “stock-for-stock” transaction, pursuant to which STAR stockholders would receive 0.905 shares of IRT common stock for each share of STAR common stock.
•STAR and IRT stockholders will each have an opportunity to vote on the merger. If the majority of STAR’s outstanding shares and a majority of the votes cast by IRT stockholders vote in favor of the merger, the REITs will merge, subject to certain closing conditions.

Q. Where can I find out more about the merger?

•We have posted an investor presentation on the Steadfast REIT’s website at www.steadfastliving.com/investors/news that summarizes key elements of the agreements and the strategic benefits of the merger.

Forward-Looking Statements
This communication contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements can generally be identified by our use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “anticipate,” “estimate,” “believe,” “seek,” “outlook,” “assumption,” “projected,” “strategy”, “guidance” or other, similar words. Because such forward-looking statements involve significant risks, uncertainties and contingencies, many of which are not within IRT’s control, actual results may differ materially from the expectations, intentions, beliefs, plans or predictions of the future expressed or implied by such statements. These forward-looking statements are based upon the current judgments and expectations of IRT’s management. These risks include, but are not limited to the risk that we may not complete any potential acquisitions, other investment opportunities or other transactions in a timely fashion or at all and those risks and uncertainties associated with IRT’s business that are discussed in IRT’s filings with the Securities and Exchange Commission, including those under the heading “Risk Factors” in IRT’s Annual Report on Form 10-K for its fiscal year ended December 31, 2020 and IRT’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2021. Dividends are subject to the discretion of IRT’s Board of Directors, and will depend on IRT’s financial condition, results of operations, capital requirements, compliance with applicable laws and agreements and any other factors deemed relevant by IRT’s Board. IRT undertakes no obligation to update these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except as may be required by law.
Additional Information and Where to Find It
In connection with its announced merger transaction with STAR, on August 17, 2021 IRT filed with the SEC a registration statement on Form S-4 (which has not yet been declared effective) to register the shares of IRT Common Stock to be issued in connection with the proposed merger transaction. The registration statement includes a preliminary joint proxy statement of IRT and STAR that also constitutes a prospectus of IRT, which preliminary joint proxy statement/prospectus, after being filed in definitive form by IRT, will be mailed or otherwise disseminated to IRT stockholders and STAR stockholders when it becomes available. INVESTORS AND SECURITY HOLDERS OF IRT AND STAR ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED JOINT PROXY STATEMENT/PROSPECTUS AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE IN CONNECTION WITH THE PROPOSED MERGER BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of these documents and other documents filed with the SEC by IRT and/or STAR through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by IRT will be available free of charge on IRT’s internet website at http://www.irtliving.com or by contacting IRT’s Investor Relations Department by email at IRT@edelman.com or by phone at +1-917-365-7979. Copies of the documents filed with the SEC by STAR will be available free of charge on STAR’s internet website at http://www.steadfastliving.com or by contacting STAR’s Investor Relations Department by phone at +1-888-223-9951.
Participants in Solicitation
IRT, STAR, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the announced merger transaction. Information about the directors and executive officers of IRT is set forth in its Annual Report on Form 10-K for the year ended December 31, 2020, which was filed with the SEC on February 18, 2021, and its proxy statement for its 2021 annual meeting of stockholders, which was filed with the SEC on March 29, 2021. Information about the directors and executive officers of STAR is set forth in its Annual Report on Form 10-K for the year ended December 31, 2020, which was filed with the SEC on March 12, 2021, and in its proxy statement for its 2021 annual meeting of stockholders, which was filed with the SEC on June 14, 2021. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the preliminary joint proxy statement of IRT and STAR that also constitutes a prospectus of IRT and other relevant materials to be filed with the SEC when they become available.
No Offer or Solicitation
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.